Suite 1919, 45 Rockefeller Plaza

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T: (1-737) 215-8491

F: (1-917) 672-3642

VIA EDGAR

July 26, 2024

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cheryl Brown, Liz Packebusch

Re:	Intercont (Cayman) Limited

Draft Registration Statement on Form F-1

Submitted on April 24, 2024

CIK No. 0002018529

Ladies and Gentlemen:

On behalf of our client, Intercont (Cayman) Limited (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 21, 2024 (the “Comment Letter”) on the Company’s Draft Registration Statement on Form F-1 confidentially submitted on April 24, 2024 (the “Draft Registration Statement”). The Company confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or the requested effective date of the registration statement.

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Revised Draft Registration Statement”). The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Draft Registration Statement.

Cover Page

1.	Please revise to discuss the legal and operational risks associated with having your operations in Hong Kong. Discuss any applicable laws and regulations in Hong Kong and the risks and consequences to the company. As an example, disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong, China’s Enterprise Tax Law, and the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on income, have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S. and/or foreign exchange. Include related risk factor disclosure explaining whether there are laws and/or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. With respect to your disclosure that you believe the laws and regulations of the PRC do not currently have any material impact on your business, financial condition or results of operations, please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 33, 62, 63, 96 and 97 of the Revised Draft Registration Statement.

Prospectus Summary, Page 5

2.	In your summary of risk factors, provide cross references to the more detailed discussions in the prospectus regarding the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors.

In response to the Staff’s comment, the Company has revised the disclosure in the summary of risk factors to provide cross references to the more detailed discussions in the prospectus regarding the risks that our corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors.

3.	You disclose at page 6 that, on December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including your auditors, UHY LLP. This appears inconsistent with your disclosure on the cover page and in your related risk factor at page 33. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

Risk Factors

We depend on certain customers for our revenue, page 14

4.	We note your disclosure that you depend on certain customers for your revenue. In an appropriate place in your prospectus please describe the material terms of any material contracts with your customers and file such as exhibits with your registration statement. Refer to Item 10.C of Form 20-F and Item 601(b)(10) of Regulation S-K. Please also revise to clarify the identity of Customer A (a related party).

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 84 to identify Customer A as Topsheen Shipping Singapore Pte. Ltd. (“TSS”). The Company has revised the disclosure on page 84 to describe the material terms of the material contracts.

The Company respectfully advises the Staff that it has filed sample charters between its Shipping Subsidiaries and TSS as Exhibits 10.3 and 10.4 to the Revised Draft Registration Statement, and sample vessel management agreements between its Shipping Subsidiaries as Exhibits 10.5 to 10.8 to the Revised Draft Registration Statement.

Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act …, page 39

5.	Please revise your risk factor disclosure to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Revised Draft Registration Statement to identify the exemptions and scaled disclosures which overlap with those available to the Company as both a foreign private issuer and an emerging growth company, and clarify that the described exemptions and scaled disclosures as a result of the Company’s status as a foreign private issuer will be available to the Company even if the Company no longer qualifies as an emerging growth company.

Use of Proceeds, page 44

6.

You state that you intend to use the net proceeds from the offering for “general corporate purposes, including working capital, operating expenses, capital expenditures, improvement of corporate facilities, and other general and administrative matters.” We also note your disclosure that you “plan to use the proceeds…from this offering to expand the seaborne pulping business.” Please revise to provide more meaningful and specific disclosure of the intended use of proceeds and the approximate amounts intended to be used for each such purpose, to the extent known. If the priority is reflected in the order in which the uses have been listed, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Additionally, please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 47 of the Revised Draft Registration Statement. The Company confirms that the proceeds will not be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries.

Enforceability of Civil Liabilities, page 49

7.	Where disclosure elsewhere in your prospectus indicates certain of your officers and directors are located in China, please identify those individuals in this section and also include specific disclosure related to the enforceability of civil liabilities in China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 53 of the Revised Draft Registration Statement to identify such individual and include disclosure related to the enforceability of civil liabilities in China.

Industry Overview, page 62

8.	We note your statements that “neither we nor any other party involved in this offering has independently verified” the information in this section, and “neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information.” It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Revised Draft Registration Statement to remove such statements.

Business

Competition, page 78

9.	We note your disclosure that, according to the Frost & Sullivan Report, your seaborne pulping business operates an innovated business model unlike incumbent shipping companies, and that you therefore do not expect to see direct competitors for your seaborne pulping business in the near future. We further note that Topsheen Shipping Group Corporation, for which Ms. Zhu, your Chief Executive Officer, Interim Chief Financial Officer, and Chairman of the Board, has also been serving as a senior investment adviser since 2009, operates the international shipping business of Caravelle International Group, which is reportedly developing a similar carbon-neutral ocean technology. Please advise whether you consider Caravelle International Group to be a competitor and, in an appropriate area in your prospectus, disclose any material conflicts related to Ms. Zhu and Topsheen Shipping Group Corporation. Please also supplementally provide us with a copy of the Frost & Sullivan report.

In response to the Staff’s comment, the Company does not consider Caravelle International Group (“Caravelle”) to be a direct competitor because Openwindow and Caravelle have different products, industry focuses, and geographic focuses. According to Caravelle’s disclosures, it focuses on utilizing waste heat from the vessel to dry woods, positioning itself in the lumber industry. Additionally, Caravelle sources its raw materials from Africa, including Gabon and South Africa. In contrast, Openwindow’s business model produces pulp from waste old corrugated cardboards, focusing on the packaging materials industry, and expects to source raw materials from North America and explore markets in Southeast Asia and East Asia. Therefore, based on these fundamental differences, the Company does not consider Caravelle as a direct competitor despite some similarities in the business models.

The Company respectfully advises the Staff that the previous disclosure about Ms. Muchun Zhu was erroneous. Ms. Zhu served as an advisor for Topsheen Shipping Group Limited (“TSGL”), not Topsheen Shipping Group Corporation (“TSGC”). The engagement period was from March 2019 to March 2020. Although TSGL and TSGC as affiliates sharing a shareholder, TSGL was not involved in the management of Caravelle’s business. Therefore the Company does not believe there Ms. Zhu’s previous engagement with TSGL implicates any conflicts with the Company. The Company has filed Ms. Zhu’s Consulting and Cooperation Agreement and her Resignation Letter with TSGL as Exhibits 99.8 and 99.9, respectively, to the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company respectfully advises that it has supplementally provided the Staff the requested Frost & Sullivan Report attached as a pdf document to this electronic submission of response letter.

Business

Debt and Financing, page 79

10.	We note your disclosure that, except for the CIFSS Loan, neither the Group nor any of its subsidiaries has entered into any material debt or financing arrangements. Please file a copy of the CIFSS loan agreement as an exhibit to your registration statement or advise why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed a copy of the CIFSS Loan Agreement and the Amendment to the CIFSS Loan Agreement as Exhibit 10.9 and Exhibit 10.10, respectively, to the Revised Draft Registration Statement.

Management, page 90

11.	Please provide the information required by Item 6.B of Form 20-F or tell us why the information is not required.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement to provide the compensation information of its directors and management officers.

Related Party Transactions, page 96

12.	Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F for the period since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has updated the Draft Registration Statement to include disclosure of related party transactions since the beginning of its preceding three financial years up to the date of the prospectus on pages 107 and 108 of the Revised Draft Registration Statement.

Financial Statements, page F-3

13.	Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F.

In response to the Staff’s comment, the Company has updated the financial statements and related disclosure included in the Revised Draft Registration Statement.

14.

We note your disclosure on pages 5 and F-25 that your Group’s Hong Kong subsidiaries declared and paid in $11.8 million dividends to their shareholders by March 12, 2024. When you update your interim financial statements for the period ended December 31, 2023, please address the following:

● Present a pro forma balance sheet, alongside your historical balance sheet, that reflects the dividend. Please make conforming changes to your capitalization table to give pro forma effect to the dividend.

● We note the dividends exceeded the Company’s fiscal 2023 earnings. Revise your disclosure to present pro forma per share information to give effect to the number of shares whose proceeds will be used to pay the $11.8 million dividend. Refer to SAB Topic 1:B:3.

In response to the Staff’s comment, the Company has updated the capitalization table, the financial statements and related disclosure on pages F-2, F-3, F-25, F-28 and F-49 accordingly of the Revised Draft Registration Statement.

General

15.	With respect to your belief that you are not required to complete a filing with the CSRC under the Trial Measures for this offering, please disclose how you reached such conclusion. For instance, although you disclose that you have no material connections with the mainland of China, you also disclose that a majority of your officers and directors are located there. If you are relying on the opinion of PRC counsel for such conclusion, please identify counsel in the registration statement and file a consent from counsel.

In response to the Staff’s comment, the Company has identified its PRC Counsel, Jingtian & Gongcheng, in the Revised Draft Registration Statement, and has attached its opinion and consent as Exhibit 8.3 and Exhibit 23.7, respectively, to the Revised Draft Registration Statement.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Muchun Zhu, Chairman of the Board and Chief Executive Officer, Intercont (Cayman) Limited

Michael Burke, Partner, UHY LLP

Jason Ye, Ortoli Rosenstadt LLP

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